Filed pursuant to Rule 433

Registration Statements Nos. 333-206660 and 333-206660-01

Relating to Preliminary Prospectus Supplement dated

January 25, 2018

U.S.$2,000,000,000 5.750% Global Notes Due 2029

Pricing Term Sheet

A preliminary prospectus supplement of Petrobras Global Finance B.V. is available from the SEC’s website at www.sec.gov.

Issuer:	Petrobras Global Finance B.V. (“PGF”)

Guarantor:	Unconditionally and irrevocably guaranteed by Petróleo Brasileiro S.A.—Petrobras

Form:	Senior Unsecured Notes

Offering:	SEC-Registered

Currency:	U.S. Dollars

Principal Amount:	U.S.$2,000,000,000

Maturity Date:	February 1, 2029

Coupon Rate:	5.750%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	February 1 and August 1

First Interest Payment Date:	August 1, 2018

Gross Proceeds:	U.S.$1,968,040,000

Issue Price:	98.402%

Yield to Investors:	5.950%

Make-Whole Call Spread:	+ 50 bps

Pricing Date:	January 25, 2018

Settlement Date:	February 1, 2018 (T+5*)

Listing:	PGF intends to apply to have the notes approved for listing on the New York Stock Exchange.

Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

CUSIP:	71647N AZ2

ISIN:	US71647NAZ24

Joint Bookrunners:	Banco Bradesco BBI S.A. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Itau BBA USA Securities, Inc. Mizuho Securities USA LLC

*Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Banco Bradesco BBI S.A. collect at +1 (212) 888-9145, BNP Paribas Securities Corp. collect at +1 (212) 841-3000 or toll-free (U.S. only) at +1 (800) 854-5674, Citigroup Global Markets Inc. toll-free (U.S. only) at +1 (800) 831-9146, Credit Agricole Securities (USA) Inc. collect at +1 (212) 261-7000 or toll-free (U.S. only) at +1 (866) 807-6030, Itau BBA USA Securities, Inc. collect at +1 (212) 710-6749 or toll-free (U.S. only) at +1 (888) 770-4828, and Mizuho Securities USA LLC collect at +1 (212) 209-9300 or toll-free (U.S. only) at +1 (866) 271-7403.

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